Dear Shareholder:

On August 29, 1997 we sent you a notice and proxy statement plus proxy card for the annual meeting of The Procter & Gamble Company to be held on Tuesday, October 14, 1997.

As of September 30 your proxy card has not been received by BankBoston, N.A., the Company's proxy tabulator. If you have in fact already mailed your card, we thank you. If not, we hope you will do so now.

In case you have lost the original card and need a new one to respond at this time, we enclose a duplicate together with a return envelope. Thank you for your attention to this matter.

                                  THE  PROCTER  &  GAMBLE COMPANY